Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

July 13, 2021

VIA EDGAR TRANSMISSION

Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”) File Nos. 333-227298, 811-23377

Dear Ms. Stojic:
This correspondence responds to additional comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 9, 2021 with respect to the Amendment and the Trust’s proposed new series, the iClima Global Decarbonization Enablers ETF and the iClima Distributed Renewable Energy ETF (each, a “Fund,” and together, the “Funds”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the names of the Funds to the “iClima Global Decarbonization Transition Leaders ETF” and the “iClima Distributed Renewable Energy Transition Leaders ETF” and will incorporate those changes in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below and the prior comments received on May 12, 2021 (each, a “Prior Comment”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Both Funds
1.The Staff notes your response to Prior Comment 26. The Staff has reviewed each Fund’s index methodology in connection with each Fund’s proposed name. With regard to the iClima Global Decarbonization Enablers ETF, the Staff views “decarbonization” as an industry and with regard to the iClima Distributed Renewable Energy ETF, the Staff views the phrase “distributed renewable energy” as an industry. In connection with the SEC’s Names Rule and the corresponding requirement thereunder to invest, under normal circumstances, at least 80% of the Fund’s assets in companies in the particular industry suggested by the Fund’s name, the Staff believes that only companies that qualify as “pure players” (green revenue/DER revenue, as applicable, of 90% or more) and “majority players” (green revenue/DER revenue, as applicable, of 50% or more) defined within each Fund’s respective index methodology, should be included for purposes of each Fund’s 80% test.
Response: The Trust responds that the Funds will be changing their names to the “iClima Global Decarbonization Transition Leaders ETF” and the “iClima Distributed Renewable Energy Transition Leaders ETF” to better reflect that companies included in the Indexes qualify as “pure players” or “majority players” or companies that are transitioning toward increased Green Revenue or DER Revenue, as applicable, and otherwise satisfy the requirements for inclusion in the Indexes.
The Trust also responds by revising the disclosure as follows:
iClima Global Decarbonization Transition Leaders ETF
“CO2e Avoidance Companies are then screened to determine the percentage of revenue each company receives from CO2e Avoidance sales, compared to its total revenue (“Green Revenue”). Companies included in the Index may have varying percentages of Green Revenue as many CO2e Avoidance Companies are in areas of transition and could generate more Green Revenue over time. Green Revenue is generated from the sales of products and services that have the ability to enable decarbonization (i.e., CO2e avoidance). To determine the Green Revenue the Index Provider analyzes the audited financial reports and sustainability reports, if available, that a company may prepare in accordance with its jurisdictional requirements as well as all publicly available investor relations information. Each company that has Green Revenue of 20% (or higher), has Green Revenue that has increased by at least 10% over the previous years or that disclose in publicly available communications a specific CO2e avoidance solution as a key revenue source are included in the Index.”
iClima Distributed Renewable Energy Transition Leaders ETF
“Distributed Energy Companies are then screened to determine the percentage of revenue each company receives from DER compared to its total revenue (“DER Revenue”). Companies included in the Index may have varying percentages of DER Revenue as many Distributed Energy Companies are in transition and could generate more DER Revenue over time. To determine the DER Revenue the Index Provider will analyze the audited financial reports and sustainability reports, if available, that a company may prepare in accordance with its jurisdictional requirements as well as all publicly available investor relations information. Each company that has DER Revenue of 20% (or higher), has a DER Revenue that has increased by at least 10% over the previous year, or that disclose in publicly available communications a DER solution as a key revenue source are included in the Index.”
2.The Staff notes your response to Prior Comments 9 and 24. Please provide further clarification stating that sustainability reports are voluntary and not prepared by all issuers in which a Fund invests. Please also clarify that most jurisdictions do not require such reports.
Response: The Trust responds by further revising each Fund’s disclosure as follows:
iClima Global Decarbonization Transition Leaders ETF
“To determine the Green Revenue the Index Provider analyzes the audited financial reports and sustainability reports, if available, that a company may prepare in accordance with its jurisdictional requirements as well as all publicly available investor relations information. Jurisdictions may not require a company to provide audited financial reports and/or sustainability reports. Sustainability reports are typically voluntary, are not prepared by all issuers in which the Fund invests and may be compiled based on various frameworks.”
iClima Distributed Renewable Energy Transition Leaders ETF
“To determine the DER Revenue the Index Provider will analyze the audited financial reports and sustainability reports, if available, that a company may prepare in accordance with its jurisdictional requirements as well as all publicly available investor relations information. Jurisdictions may not require a company to provide audited financial reports and/or sustainability reports. Sustainability reports are typically voluntary, are not prepared by all issuers in which the Fund invests and may be compiled based on various frameworks.”
3.The Staff notes your response to Prior Comments 10 and 25. Please further revise the disclosure to define “non-conventional weapons producers” and state that the non-conventional weapons exclusion is not related to each Fund’s strategy.
Response: The Trust responds by revising each Fund’s disclosure as follows:
iClima Global Decarbonization Transition Leaders ETF
“Companies in the enabling solutions segment with revenues from non-conventional weapons producers (e.g., nuclear weapons or systems, chemical or biological weapons, landmine, cluster bombs, or depleted uranium weapons). Concessions may be made to companies in the enabling solutions segment with revenues of less than 10% to conventional armament producers;”
iClima Distributed Renewable Energy Transition Leaders ETF
“Companies in the microgrid and smart grids or software and systems segments with revenues from non-conventional weapons producers (e.g., nuclear weapons or systems, chemical or biological weapons, landmine, cluster bombs, or depleted uranium weapons). Concessions may be made to companies in the microgrid and smart grids or software and systems ~~enabling solutions~~ segments with revenues of less than 10% to conventional armament producers;”
The Trust supplementally responds by noting that such non-conventional weapons producers may fall within the enabling solutions or the microgrid and smart grids or software and systems segments, as applicable, and thus are related to a Fund’s strategy but will be specifically excluded.
iClima Global Decarbonization Transition Leaders ETF
4.The Staff notes your response to Prior Comment 13. Please add further detail in the disclosure describing the Fund’s investments in relation to the use of the term “global” in the Fund’s name. For example, the Fund could include a policy that it will invest “significantly” in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. With respect to the term “significantly” the Staff considers at least 40% of the Fund’s portfolio invested in companies outside the United States to be significant unless market positions are not favorable and then at least 30%.
Response: The Trust responds by further revising the disclosure as follows:
“The Fund will invest all, or substantially all, of its assets in the component securities that make up the Index. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in CO2e Avoidance Companies, as defined above. Also, under normal circumstances, the Fund will be invested, to the extent the Index is so invested, in at least four different countries (including the U.S.) and will invest at least 40% of its total assets at the time of purchase in non‑U.S. companies. The Fund defines a “non-U.S. company” as a company organized, headquartered, or doing a substantial amount of business outside the U.S. or whose primary listing exchange for securities is located outside the U.S.”
iClima Distributed Renewable Energy Transition Leaders ETF
5.The Staff notes your response to Prior Comment 19. Please revise the Fund’s disclosure to include the explanation provided in the Trust’s response.
Response: The Trust responds by adding the following disclosure as a new paragraph after bullet point #7 in the list of segments:
“Distributed energy” refers to electricity generated in a decentralized way, at the point of consumption. Within all distributed energy solutions, the Index Provider is focusing on those from renewable sources (which is a sub-set of all possible distributed energy solutions).”
Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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